Exhibit 99.3
Matthew Clark (Holdings) Limited
Consolidated
Financial Statements
For the year ended 28 February 2009

Contents

Independent Auditors’ Report	1

Consolidated Profit and Loss Account	2

Consolidated Balance Sheet	3

Consolidated Cash Flow Statement	4

Consolidated Reconciliation of Movements in Shareholders’ Funds	5

Notes	6

Report of Independent Registered Public Accounting Firm
The Board of Directors
Matthew Clark (Holdings) Limited:
We have audited the accompanying consolidated balance sheet of Matthew Clark (Holdings) Limited and subsidiaries (the Group) as of 28 February 2009, and the related consolidated profit and loss account, consolidated cash flow statement, and consolidated reconciliation of movements in shareholders’ funds for the year then ended. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 28 February 2009, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United Kingdom.
Accounting principles generally accepted in the United Kingdom vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in notes 28 and 29 to the consolidated financial statements.
/s/ KPMG LLP
Bristol, United Kingdom
May 28, 2009

Consolidated Profit and Loss Account
for the year ended 28 February 2009

			Unaudited
		2009	2008
	Note	£000	£000
Turnover	3	580,803	492,465

Cost of sales		(500,848)	(419,701)

Gross profit		79,955	72,764

Distribution costs		(32,611)	(24,363)
Administration expenses		(68,295)	(38,540)

Operating (loss)/profit	5	(20,951)	9,861

Interest payable and similar charges	8	(3,760)	(3,682)

(Loss)/profit on ordinary activities before taxation	5-7	(24,711)	6,179

Tax on (loss)/profit on ordinary activities	9	(2,545)	(3,239)

(Loss)/profit for the financial year	18	(27,256)	2,940

There were no recognised gains or losses other than those shown above.
All results arose from continuing operations.
The notes on pages 6 to 37 form part of these financial statements.

Consolidated Balance Sheet
at 28 February 2009

				Unaudited
		2009		2008
	Note	£000	£000	£000	£000
Fixed assets
Intangible fixed assets	10		27,391		60,092
Tangible fixed assets	11		8,780		8,904

			36,171		68,996

Current assets
Stocks	12	33,461		31,856
Debtors (£1,803,000 of which due greater than one year, 2008 unaudited: £2,146,000)	13	79,824		78,423
Cash at bank and in hand		5,229		2,442

Total current assets		118,514		112,721

Creditors: amounts falling due within one year	14	(92,863)		(87,056)

Net current assets			25,651		25,665

Total assets less current liabilities			61,822		94,661

Creditors: amounts falling due after more than one year	15		(17,869)		(22,672)
Provisions for liabilities	16		(8,269)		(9,049)

Net assets			35,684		62,940

Capital and reserves
Called up share capital	17		—		—
Share premium	18		30,007		30,007
Acquisition reserve	18		441		29,993
Profit and loss account	18		5,236		2,940

Shareholders’ funds			35,684		62,940

The notes on pages 6 to 37 form part of these financial statements.

Consolidated Cash Flow Statement
for the year ended 28 February 2009

			Unaudited
		2009	2008
	Note	£000	£000
Cash flow statement

Cash flow from operating activities	23	17,287	3,588
Returns on investments and servicing of finance	24	(3,158)	(3,113)
Taxation		(2,345)	(1,087)
Capital expenditure and financial investment	24	(1,295)	(890)
Acquisitions and disposals	24	—	(67,822)

Cash inflow/(outflow) before management of liquid resources and financing		10,489	(69,324)

Financing	24	(7,702)	71,766

Increase in cash in the year		2,787	2,442

Reconciliation of net cash flow to movement in net debt

Increase in cash in the year		2,787	2,442

Cash outflow/(inflow) from increase in debt financing		7,702	(41,758)

Change in net debt resulting from cash flows		10,489	(39,316)

Movement in net debt in the year		10,489	(39,316)
Non-cash flows		(197)	—
Net debt at the start of the year		(39,316)	—

Net debt at the end of the year	25	(29,024)	(39,316)

The notes on pages 6 to 37 form part of these financial statements.

Consolidated Reconciliation of Movements in Shareholders’ Funds
for the year ended 28 February 2009

		Unaudited
	2009	2008
	£000	£000
(Loss)/profit for the financial year	(27,256)	2,940

New share capital subscribed (net of issue costs)	—	30,007
Fair value of non-cash consideration on acquisition (see note 22)	—	29,993

Net (decrease)/increase to shareholders’ funds	(27,256)	62,940

Opening shareholders’ funds	62,940	—
Closing shareholders’ funds	35,684	62,940

The notes on pages 6 to 37 form part of these financial statements.

Notes
(forming part of the financial statements)
1 Organisation
a) Inception
Matthew Clark (Holdings) Limited and subsidiary undertakings (collectively the ‘Group’), is a 50-50 joint venture between Punch Taverns (PGE) Limited, a wholly-owned subsidiary of Punch Taverns plc, and Hertford Cellars Limited, a wholly-owned subsidiary of Constellation Brands Inc.
The company was incorporated on 1 March 2007 under the name Dubwath Limited. On 17 April 2007 the company acquired 100% of the shares of Matthew Clark Wholesale Limited, Forth Wines Limited and Wine Studio Limited. On 15 August 2007 the company changed its name to Matthew Clark (Holdings) Limited.
b) Nature of the business
The Group’s principal activity during the year has been that of wholesale wine and spirits merchants, operating in the UK.
The Group is a leading independent supplier of drinks to the on-premise licensed trade (‘the on trade’). Operating solely in the UK the Group supplies beverage, both alcoholic and non - alcoholic, to a wide variety of customers including pubs, bars, hotels, restaurants and leisure outlets.
The Group offers a comprehensive wholesale and distribution proposition to the UK on trade. Employing a 200-strong sales force the Group offers a complete next-day drinks solution to customers, both in the independent free trade sector and the large national multiple operators.
Focusing on the provision of wine and spirits the Group has established itself as the leading composite drinks supplier to the UK on trade.
The Group has placed itself in the market as the leading non-brewer owned distributor with scale and reach to supply the whole on trade market, from small independent outlets to the major national managed retail chains. The core specialism is the wine range together with a clear preferred brands strategy across the other major drinks sectors such as spirits and beer.
2 Basis of preparation
These non-statutory accounts do not constitute the Group’s statutory accounts for the years ended 28 February 2009 or 29 February 2008 but have been prepared in order to meet the SEC filing requirements of Constellation Brands Inc. The latest statutory accounts of the Group were for the years ended 28 February 2009 and 29 February 2008. Both these statutory accounts have been delivered to the Registrar of Companies (the auditors have reported on both these statutory accounts; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985). The next statutory accounts of the Group will be prepared for the year ending 28 February 2010.
The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.
The Group’s funding is based on secured financing which is in place until April 2012 subject to banking covenants. The Directors have prepared cash flow forecasts covering the foreseeable future and while the nature of the Group’s business means that there can be unpredictable variation in the timing of cash flows, taking account of reasonably possible changes in the Group’s performance, the Directors have concluded that the Group should be able to operate within the level of its current facilities.
In preparing those forecasts, the Directors have taken into account various risks and uncertainties. The principal areas of risk and uncertainty are the impact of the wider economic climate on the achievement of operating targets, in particular projected revenue and gross margins. In addition to these risks and uncertainties, the Group’s performance is also impacted by financial risks including interest rate risk and credit risk. The Directors have a documented policy in place to manage these risks.

Notes (continued)
2 Basis of preparation (continued)
After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.
3 Accounting policies
For UK GAAP purposes the following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group statements. Where accounting policies differ under US GAAP, these are detailed in note 28 and 29.
Except where noted below, the Directors believe that the fair values of the Group’s assets and liabilities are equal to their carrying values under UK GAAP.
Use of Estimates
The preparation of the consolidated financial statements has required the Directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the impairment of goodwill, useful lives of fixed assets, allowances for: doubtful debts, sales returns, customer loyalty schemes, and promotional activity, the valuation of financial derivatives, going concern, deferred tax assets, fixed assets, inventory, notes receivable, reserves for employee benefit obligations, environmental liabilities, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.
Basis of consolidation
The consolidated financial statements include the financial statements of Matthew Clark (Holdings) Limited and its subsidiary undertakings made up to 28 February 2009. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.
Turnover
Revenue from the sale of goods includes excise and import duties which the Group pays as principal but excludes amounts collected on behalf of third parties, such as value added tax. Sales are recognised depending upon individual customer terms at the time of despatch, delivery or some other specified point when the risk of loss transfers. Customer terms may include price agreements whereby the price for individual lines is determined by volumes sold in a given period. Directors’ judgement is exercised in determining the volume that is likely to be sold under each individual arrangement. This in turn determines the revenue that is recognised.
Provision is made for returns where appropriate. Sales are stated net of price discounts, allowances for customer loyalty and certain promotional activities and similar terms.

Notes (continued)
3 Accounting policies (continued)
Tangible fixed assets
Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets, other than freehold land, at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its expected useful life, as follows:

Freehold buildings	—	between 33 to 50 years
Leasehold land and building	—	length of lease
Machinery, fixtures, fittings and vehicles	—	between 2 to 15 years
Computer equipment	—	between 3 to 5 years
Assets in course of construction are stated at cost, however no depreciation is provided until the asset is brought into use.
All depreciation is recognised in administration expenses.
Stocks/Inventories
Under UK GAAP inventories are measured at the lower of cost and net realisable value.
Taxation
The charge for taxation is based on the result for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.
Deferred tax is recognised without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.
In assessing the Group’s liability for taxation, to the extent that there are matters which are uncertain, the Directors exercise their judgement based on past experience and correspondence with the UK tax authorities. The Group’s exposure to uncertain tax positions is evaluated and provision is made where this exposure is considered to be more likely than not to materialise.
Leases
Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.
Post-retirement benefits
Matthew Clark Wholesale Limited and Forth Wines Limited also participate in The Matthew Clark Pension Plan which provides benefits based on final salary pensionable pay operated by Constellation Europe (Holdings) Limited (formerly Matthew Clark Limited) on behalf of Matthew Clark (Holdings) Limited and for the benefit of its employees. Following the joint venture on 17 April 2007, the Joint Venture Agreement provided that Matthew Clark (Holdings) Limited will procure that Matthew Clark Wholesale Limited and Forth Wines Limited shall pay £1,250,000 per annum for a period of 10 years to the Matthew Clark Group Pension Plan Trustees. The amount is fixed at a Group level regardless of what the pension trust might request. Should the Trustees request additional amounts, these shall be refunded to Matthew Clark Holdings Limited by Hertford Cellars Limited (a subsidiary of Constellation Brands Inc.). Should the Trustees request a payment less than £1,250,000 then the difference shall be treated as a distribution from Matthew Clark Wholesale Limited and Forth Wines Limited to Matthew Clark (Holdings Limited).
For money purchase schemes, the amount charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Notes (continued)
3 Accounting policies (continued)
Foreign currency
Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the contracted rate or the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.
Goodwill
Purchased goodwill (representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life of 20 years.
Goodwill is stated at cost less any impairment losses. The carrying amount of goodwill is reviewed at each balance sheet date to determine whether there is any indication of impairment. Goodwill is considered for impairment testing if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows. If any such indication exists, the recoverable amount of goodwill is estimated. An impairment loss is recognised whenever the carrying amount of goodwill exceeds its recoverable amount. Impairment losses are recognised in the profit and loss account. The recoverable amount of goodwill is the greater of their fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a post tax discount rate.
Trade Debtors/Accounts Receivable
Trade debtors are recorded at the invoiced amount (including discounts). The Group maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, the Directors consider historical losses adjusted to take into account current market conditions and our customers’ financial condition, the amount of receivables in dispute, and the current receivables ageing and current payment patterns. The Group reviews its allowance for doubtful accounts monthly. Balances over 90 days are reviewed individually for likelihood of collection. The Group does not have any off balance sheet credit exposure relating to its customers.
Cash and liquid resources
Cash, for the purpose of the cash flow statement, comprises cash in hand less overdrafts payable on demand.
Financial Instruments
The Group has a bank loan facility, the interest upon which is variable, depending on movements in interest rates. In order to manage this risk the Group has taken out an interest rate swap, whereby the Group pays interest at a fixed rate on its long-term borrowings and receives variable rate interest from the counterparty. The effect of this interest rate swap is not recognised until amounts are settled.
Share based payments
Participation in the scheme that had operated within Matthew Clark Wholesale and Forth Wines Limited (Constellation Long Term Stock Incentive Plan) is no longer available to employees of the Group. The Group’s employees have not been awarded any new options under the Constellation Long Term Stock Incentive Plan during the period since the formation of the joint venture, although those who held options prior to the formation of the joint venture are still entitled to hold those options through to vesting date and exercise those options.
As a result of the joint venture and resultant acquisition of Matthew Clark Wholesale Limited and Forth Wines Limited, the vesting of all options under the long term incentive plan was accelerated such that all options were fully vested at 17 April 2007.
4 Segmental information
The Directors receive consolidated financial information for the Group upon which operating decisions are made. The Group has a single operating segment based upon its principal activity as a wholesaler of wines and spirits which is wholly undertaken in the United Kingdom.

Notes (continued)
5 Profit on ordinary activities before taxation
Profit on ordinary activities before taxation is stated after charging:

		Unaudited
	2009	2008
	£000	£000
Depreciation and amounts written off tangible fixed assets	1,419	1,126
Goodwill amortisation	3,149	2,886
Goodwill impairment	29,552	—
Operating lease charges:
- plant and machinery	498	1,163
- vehicles	2,106	1,821
- land and buildings	3,702	3,247
Bad debt expense	2,263	175

Auditor’s remuneration:

		Unaudited
	2009	2008
	£000	£000
Audit of these financial statements	28	23
Audit of the financial statements of subsidiary companies	50	51
Other services pursuant to legislation	—	70

	78	144

6 Remuneration of directors
The Directors received no remuneration from the Group in the period. The directors serve as statutory directors of Matthew Clark (Holdings) Limited as part of their wider role for the shareholders supervising the investment and business interests of their respective undertakings.
The Directors’ costs are borne by the controlling parties as disclosed in note 27.
7 Staff numbers and costs
The average number of persons employed by the Group (including Directors) during the period, analysed by category, was as follows:

		Unaudited
	2009	2008
	No.	No.
Selling and distribution	876	914
Administration	410	385

	1,286	1,299

Notes (continued)
7 Staff numbers and costs (continued)
The aggregate payroll costs of these persons were as follows:

		Unaudited
	2009	2008
	£000	£000
Wages and salaries	29,408	25,946
Social security costs	2,983	2,802
Other pension costs (see note 20)	872	705

	33,263	29,453

8 Interest payable and similar charges

		Unaudited
	2009	2008
	£000	£000
On bank loans and overdrafts	3,158	3,114
Accretion of pension liability	602	568

	3,760	3,682

9 Taxation
Analysis of charge in period

		Unaudited
	2009	2008
	£000	£000
UK corporation tax
Current tax on income for the period	2,113	2,935
Adjustments in respect of prior periods	(162)	—

Total current tax	1,951	2,935

Deferred tax (see note 13)
Origination and reversal of timing differences	418	111
Capital allowances in excess of depreciation	47	176
Rate change to 28%	—	17
Adjustments in respect of prior periods	129	—

Total deferred tax	594	304

Tax on (loss)/profit on ordinary activities	2,545	3,239

Notes (continued)
9 Taxation (continued)
Factors affecting the tax charge for the current period
The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax, is as follows:

		Unaudited
	2009	2008
	£000	£000
Current tax reconciliation
(Loss)/profit on ordinary activities before tax	(24,711)	6,179

Current tax at the standard rate of corporation tax in the UK 28.17% (2008 unaudited: 30%)	(6,961)	1,854
Effects of:
Expenses not deductible for tax purposes	9,539	1,146
Capital allowances in excess of depreciation	(47)	(176)
Origination and reversal of timing differences	(418)	111
Adjustments in respect of prior periods	(162)	—

Total current tax charge (see above)	1,951	2,935

10 Intangible fixed assets

2008
Goodwill
Unaudited	£000
Cost
On incorporation	—
Additions	62,978

At end of period	62,978

Amortisation and impairment
On incorporation	—
Charged in period	2,886

At end of period	2,886

Net book value
At 29 February 2008	60,092

Notes (continued)
10 Intangible fixed assets (continued)

2009
Goodwill
£000
Cost
At beginning and end of year	62,978

Amortisation and impairment
At beginning of year	2,886
Charged in year	3,149
Impairment charge	29,552

At end of year	35,587

Net book value
At 28 February 2009	27,391

The Directors consider each acquisition separately for the purpose of determining the amortisation period of any goodwill that arises. Goodwill shown above is amortised over a period of 20 years.
During the year, the Group recognised an impairment loss of £29,552,000 (2008 unaudited: £Nil). This reflected the identification of impairment indicators surrounding the future cash flows expected to be realised through the Group’s investments. The estimated cashflows were less than the carrying value by £29,552,000. This resulted in the above impairment being booked within administration expenses in the profit and loss account. The future cash flows have been discounted using a pre-tax discount rate of 12.8%.

Notes (continued)
11 Tangible fixed assets

			2008
		2008	Machinery,
	2008	Assets in	Fixtures,	2008
	Land and	course of	Fittings and	Computer	2008
	buildings	construction	Vehicles	Equipment	Total
Unaudited	£000	£000	£000	£000	£000
Cost
On incorporation	—	—	—	—	—
On acquisition	1,549	68	667	6,856	9,140
Additions	460	—	268	162	890

At end of period	2,009	68	935	7,018	10,030

Depreciation
On incorporation	—	—	—	—	—
Charge for period	101	—	112	913	1,126

At end of period	101	—	112	913	1,126

Net book value
At 29 February 2008	1,908	68	823	6,105	8,904

			2009
		2009	Machinery,
	2009	Assets in	Fixtures,	2009
	Land and	course of	Fittings and	Computer	2009
	buildings	construction	Vehicles	Equipment	Total
	£000	£000	£000	£000	£000
Cost
At beginning of year	2,009	68	935	7,018	10,030
Additions	214	892	30	159	1,295
Disposals	—	—	(27)	—	(27)

At end of year	2,223	960	938	7,177	11,298

Depreciation
At beginning of year	101	—	112	913	1,126
Charge for year	212	—	128	1,079	1,419
Disposals	—	—	(27)	—	(27)

At end of year	313	—	213	1,992	2,518

Net book value
At 28 February 2009	1,910	960	725	5,185	8,780

Freehold land and buildings includes £110,000 in respect of land, which is not depreciated.
All depreciation is recognised in administration expenses.

Notes (continued)
12 Stocks

		Unaudited
	2009	2008
	£000	£000
Finished goods and goods for resale	33,461	31,856

13 Debtors

		Unaudited
	2009	2008
	£000	£000
Trade debtors	66,555	64,509
Deferred tax assets	1,871	2,465
Other debtors	10,318	8,445
Prepayments and accrued income	1,080	3,004

Debtors	79,824	78,423

Deferred tax assets include a long-term balance of £1,803,000 (2008 unaudited: £2,146,000).
The movement on the deferred tax account during the period has been as follows:

		Unaudited
	2009	2008
	£000	£000
At the start of the period	2,465	2,769
Charged to the profit and loss account (see note 9)	(594)	(304)

At end of period	1,871	2,465

Differences between accumulated depreciation and amortisation and capital allowances	(396)	(332)
Other timing differences, primarily relating to contracted payments to defined benefit scheme	2,267	2,797

	1,871	2,465

Notes (continued)
13 Debtors (continued)

		Unaudited
	2009	2008
	£000	£000
Customer debt	65,903	64,509
Related party debt — Punch Taverns plc	652	—

Trade debtors	66,555	64,509

		Unaudited
	2009	2008
	£000	£000
Customer debt	8,061	7,868
Related party debt- Punch Taverns plc	2,257	577

Other debtors	10,318	8,445

Customer debt included within Other debtors is comprised primarily of short-term supplier rebates.
14 Creditors: amounts falling due within one year

		Unaudited
	2009	2008
	£000	£000
Trade creditors	60,710	50,420
Corporation tax	1,454	1,848
Other creditors	10,645	10,409
Accruals and deferred income	3,670	5,293
Bank loan	16,384	19,086

	92,863	87,056

		Unaudited
	2009	2008
	£000	£000
Amounts owed to suppliers	51,005	38,897
Amounts owed to related parties — Constellation Europe Limited	9,705	11,523

Trade creditors	60,710	50,420

Notes (continued)
14 Creditors: amounts falling due within one year (continued)

		Unaudited
	2009	2008
	£000	£000
Amounts owed to suppliers	9,604	10,032
Amounts owed to related parties — Constellation Europe Limited	1,041	2,225

Other creditors	10,645	12,257

The bank loan includes £5,000,000 which is the portion of the bank loan referred to in note 15 which is due to be repaid within one year. Repayments on this loan are paid on a bi-annual basis. Bank loans also include £11,384,000 which is a floating loan secured on the Group’s trade debtor balances and capped at £45,000,000. Interest is based on Barclays Bank Base Rate + 1%. Interest of 0.45% is also charged on any amounts not utilised. The year end weighted average interest rate on short-term borrowings is 3.0% (2008 unaudited: 6.7%).
15 Creditors: amounts falling due after more than one year

		Unaudited
	2009	2008
	£000	£000
Bank loans and overdrafts	12,869	17,672
Other loans	5,000	5,000

	17,869	22,672

The bank loan is repayable in bi-annual instalments of £2.5 million until paid up to 2012 and is secured on the Group’s assets, excepting those trade debtors which provide security over the floating loan (see note 14). Interest is based on LIBOR + 1.25% (2008 unaudited: LIBOR + 1.5%). All repayments on the bank loan are therefore due within five years.
Other loans comprise a loan with a nominal value of £5,000,000 from Punch Taverns (PGE) Limited on 17 April 2007. The loan note is payable within 65 days of 17 April 2010. The loan note bears no interest.
The bank loan referred to above is subject to the following covenants:
•	The ratio of Cashflow to Debt Service shall not be less than 1:1;

•	The ratio of EBITDA to Finance Charges shall not be less than 4:1;

•	The ratio of Total Debt to EBITDA shall not be less than 2.75:1;

•	Capital expenditure shall not exceed 110% of the base case model.

Notes (continued)
16 Provisions for liabilities

	2008
	Environmental	2008	2008	2008
	liabilities	Pensions	Property	Total
Unaudited	£000	£000	£000	£000
At beginning of period	—	—	—	—
On acquisition	198	8,771	964	9,933
Utilised during period	—	(1,146)	(306)	(1,452)
Accretion of discount	—	568	—	568

At 29 February 2008	198	8,193	658	9,049

	2009
	Environmental	2009	2009	2009
	liabilities	Pensions	Property	Total
	£000	£000	£000	£000
At beginning of year	198	8,193	658	9,049
Utilised during year	(198)	(1,250)	—	(1,448)
Charge to the profit and loss for the year	—	—	66	66
Accretion of discount	—	602	—	602

At 28 February 2009	—	7,545	724	8,269

Provisions for environmental liabilities relate to the costs of remedial activity following an oil spillage and were utilised during the year.
Pension provisions relate to the agreement in relation to the Matthew Clark Pension Plan (see note 20).
Property provisions relate to a number of properties used in the Group’s business. They include amounts in respect of onerous rental expenses and dilapidations, for leases expiring between the balance sheet date and 2028.
17 Called up share capital

		Unaudited
	2009	2008
	£	£
Authorised
5,050 ‘A’ ordinary shares of £0.01 each	50.5	50.5
5,050 ‘B’ ordinary shares of £0.01 each	50.5	50.5

	101	101

Notes (continued)
17 Called up share capital (continued)

		Unaudited
	2009	2008
	£	£
Allotted, called up and fully paid
5,000 ‘A’ ordinary shares of £0.01 each	50	50
5,000 ‘B’ ordinary shares of £0.01 each	50	50

	100	100

The ‘A’ ordinary shares and ‘B’ ordinary shares rank pari passu in all respects.
Constellation Brands, Inc and Punch Taverns plc hold equal amounts of ordinary shares. They are entitled to one vote per share and to receive dividends. Upon liquidation or dissolution, they are entitled to receive all assets available for distribution to shareholders.
The ultimate parent undertakings (as described in note 27) have the right to subscribed for an additional 1 ordinary share each for a consideration of £5,000,000 within 65 days of 17 April 2010.
18 Share premium and reserves

	2008		2008
	Share	2008	Profit
	premium	Acquisition	and loss
	account	Reserve	account
Unaudited	£000	£000	£000
At beginning of period	—	—	—
Fair value of equity consideration (see note 22)	—	29,993	—
Profit for the period	—	—	2,940
Premium on share issues, less expenses	30,007	—	—

At 29 February 2008	30,007	29,993	2,940

	2009		2009
	Share	2009	Profit
	premium	Acquisition	and loss
	account	reserve	account
	£000	£000	£000
At beginning of year	30,007	29,993	2,940
Loss for the year	—	—	(27,256)
Transfer in relation to impairment losses	—	(29,552)	29,552

At 28 February 2009	30,007	441	5,236

The transfer between reserves relates to the impairment of goodwill which arose on acquisition as a result of the non-cash consideration from Hertford Cellars Limited, as described in note 22.

Notes (continued)
19 Commitments
Annual commitments under non-cancellable operating leases are as follows:

			Unaudited
	2009		2008	Unaudited
	Land and	2009	Land and	2008
	Buildings	Other	Buildings	Other
	£000	£000	£000	£000
Operating leases which expire:
Within one year	—	719	136	288
In the second to fifth years inclusive	775	2,396	558	2,942
Over five years	2,927	6	2,977	36

	3,702	3,121	3,671	3,266

20 Pension scheme
The Group operates a defined contribution scheme. The assets of the scheme are held separately from those of the Group, being invested with insurance companies. The pension cost charge represents contributions payable by the Group to the fund and amounted to £872,000 (2008 unaudited: £705,000).
The Group also participates in larger group pension scheme. The Matthew Clark Pension Plan provides benefits based on final salary pensionable pay operated by Constellation Europe (Holdings) Limited (formerly Matthew Clark Limited) on behalf of the Group and for the benefit of its employees. Because the Group is unable to identify its share of the scheme assets and liabilities on a consistent and reasonable basis, then as permitted by FRS 17 ‘Retirement benefits’ the scheme has been accounted for as if it were a defined contribution scheme.
Contributions to the Matthew Clark Pension Plan are assessed in accordance with the advice of Punter Southall & Co., consulting actuaries. The plan was closed to future benefit accrual at 31 March 2003, although salary linkage will remain on accrued benefits. The latest formal actuarial valuation of the scheme was carried out as at 31 December 2007.
As part of the joint venture formation on 17 April 2007, the Joint Venture Agreement provided that the Group will pay £1,250,000 per annum for a period of 10 years to the Matthew Clark Group Pension Plan Trustees. This amount is fixed at a Group level regardless of what the pension trust might request. Should the Trustees request additional amounts, these shall be refunded to the Group by Hertford Cellars Limited (a subsidiary of Constellation Brands Inc.). The Group contribution for the year was £1,250,000 (2008 unaudited: £1,146,000).
The Group expects to contribute £1,250,000 to its defined benefit plans in the next financial year. This amount will be recorded against provisions, see Note 16.

Notes (continued)
21 Share based payments
Long term stock incentive plan
The long term stock incentive plan is a performance share plan under which shares are conditionally allocated to selected members of management. Matthew Clark Wholesale Limited and Forth Wines Limited employees have not been awarded any new options under the Constellation Long Term Stock Incentive Plan during the year, although those who held options previously are still entitled to hold those options through to vesting date and exercise those options within the vesting period.
Once vested the options grant the right to purchase shares at the market price they were at the date of grant. Exercise prices range from $6.44 to $27.23. The options vest after four years and expire ten years after the grant date.
As a result of the joint venture and resultant acquisition of Matthew Clark Wholesale Limited and Forth Wines Limited, the vesting of all options under the long term stock incentive plan was accelerated such that all options were fully vested at 16 April 2007. Therefore no compensation expense has been recognised in any period.

Grant date	4 October 2006	5 April 2006
Share price at grant date	$29.08	$25.88
Exercise price	$29.08	$25.88
Shares / Share equivalents under scheme	12,500	162,650
Vesting period *	4 years	4 years
Expected life of option	5.5 years	5.5 years
Expected volatility **	31.2%	31.7%
Risk free rate	4.5%	4.8%
Expected dividends expressed as a dividend yield	0.0%	0.0%
Probability of ceasing employment before vesting	10%	10%
Fair value of option	$9.82	$9.00

*	4 years was the vesting period assessed when the fair value of the options was calculated at the date of grant. As noted above, the vesting period on all options was accelerated such that the options fully vested as of 16 April 2007.

**	Expected volatility is based on historical volatility levels of Constellation Brands Inc.’s Class A Common Stock.
The fair value of the options was calculated using the Black-Scholes model.

Notes (continued)
21 Share based payments (continued)
Long term stock incentive plan

	Outstanding				Outstanding at
	at	Transferred	Exercised	Forfeited	29 February
Unaudited	acquisition	during period*	during period	during period	2008
April 2000 Award (exercise price $6.4375)	17,338	—	—	—	17,338
April 2001 Award (exercise price $8.8713)	29,000	(3,200)	(8,800)	—	17,000
Sept 2001 Award (exercise price $10.2500)	22,500	(12,500)	(2,500)	—	7,500
April 2002 Award (exercise price $13.7125)	31,310	(2,400)	(2,300)	—	26,610
Sept 2002 Award (exercise price $11.9750)	2,000	—	—	—	2,000
April 2003 Award (exercise price $11.7950)	33,950	(7,000)	—	—	26,950
April 2004 Award (exercise price $16.6300)	95,300	(21,000)	(5,000)	—	69,300
June 2004 Award (exercise price $18.5500)	2,000	—	—	—	2,000
April 2005 Award (exercise price $27.2350)	146,400	(18,100)	—	(2,200)	126,100
April 2006 Award (exercise price $25.8800)	171,550	(28,750)	—	(3,900)	138,900
Oct 2006 Award (exercise price $29.0800)	12,500	(12,500)	—	—	—

	563,848	(105,450)	(18,600)	(6,100)	433,698

Weighted average exercise price	$21.02	$21.49	$9.94	$26.37	$21.20
Weighted average contractual life remaining					7 years

*	Options transferred with employees to other group companies during the year

	Outstanding
	at 29			Outstanding at
	February	Exercised	Forfeited	28 February
	2008	during year	during year	2009
April 2000 Award (exercise price $6.4375)	17,338	(6,168)	(500)	10,670
April 2001 Award (exercise price $8.8713)	17,000	(6,400)	(600)	10,000
Sept 2001 Award (exercise price $10.2500)	7,500	—	—	7,500
April 2002 Award (exercise price $13.7125)	26,610	(2,400)	(2,400)	21,810
Sept 2002 Award (exercise price $11.9750)	2,000	—	—	2,000
April 2003 Award (exercise price $11.7950)	26,950	(7,100)	(1,100)	18,750
April 2004 Award (exercise price $16.6300)	69,300	—	(4,800)	64,500
June 2004 Award (exercise price $18.5500)	2,000	—	—	2,000
April 2005 Award (exercise price $27.2350)	126,100	—	(16,500)	109,600
April 2006 Award (exercise price $25.8800)	138,900	—	(16,000)	122,900

	433,698	(22,068)	(41,900)	369,730

Weighted average exercise price	$21.20	$9.66	$22.73	$21.78
Weighted average contractual life remaining				6 years

Constellation Brands Inc received proceeds of $213,000 in respect of the 22,068 options exercised during the year.
The options were exercised throughout the year at prices between $14.60 and $20.89.
The weighted average share price at date of exercise was $15.88.

Notes (continued)
22 Acquisitions
The Company was established on 1 March 2007 and on 17 April 2007 the Company acquired all of the shares of Matthew Clark Wholesale Limited, Forth Wines Limited and Wine Studio Limited. The resulting goodwill of £62,978,000 was capitalised and will be written off over 20 years.

	Book	Other
	Value	adjustments	Fair value
	£000	£000	£000
Fixed assets
Tangible	9,140	—	9,140

Current assets
Stock	26,178	—	26,178
Debtors	98,860	—	98,860
Deferred tax	313	2,456	2,769
Cash	3,086	—	3,086

Total assets	137,577	2,456	140,033

Liabilities
Creditors	(92,177)	—	(92,177)
Provisions	(1,162)	(8,771)	(9,933)

Total liabilities	(93,339)	(8,771)	(102,110)

Net assets	44,238	(6,315)	37,923

Goodwill			62,978

Purchase consideration and costs of acquisition			100,901

The fair value adjustments are in relation to the pension commitments made by the Group in respect of the Matthew Clark Pension Plan which is a funded defined benefit pension scheme operated by Constellation Europe (Holdings) Limited (formerly Matthew Clark Limited) on behalf of Matthew Clark (Holdings) Limited and for the benefit of its employees as described in note 20. The total liability of £12,500,000 for the 10 year period has been discounted to £8,771,000. A deferred tax asset in respect of this provision has been recognised at 28%.
The purchase consideration of £100,901,000 comprises cash consideration of £70,538,000 and acquisition costs of £370,000. The remaining fair value of consideration of £29,993,000 represents the fair value of shares issued to the vendor, Hertford Cellars Limited, on the acquisition of Matthew Clark Wholesale Limited, Forth Wines Limited and Wines Studio Limited by the Company. This amount has been included on consolidation as an Acquisition reserve.
The acquired undertakings made profits of £1,273,000 from the beginning of their financial year to the date of acquisition. In the previous financial year the profits were £14,871,000.
The Directors have reviewed the book values of the assets and liabilities acquired and believe there is no material difference between the book and fair value of these assets and liabilities except as noted above.

Notes (continued)
23 Reconciliation of operating profit to operating cash flows

		Unaudited
	2009	2008
	£000	£000
Operating (loss)/profit	(20,951)	9,861
Depreciation, amortisation and other amounts written off fixed assets	34,120	4,012
Increase in stocks	(1,605)	(5,678)
(Increase)/decrease in debtors	(1,995)	22,901
Increase/(decrease) in creditors	9,100	(26,790)
Decrease in provisions	(1,382)	(718)

Net cash inflow from operating activities	17,287	3,588

24 Analysis of cashflows

			Unaudited	Unaudited
	2009	2009	2008	2008
	£000	£000	£000	£000
Returns on investment and servicing of finance
Interest paid		(3,158)		(3,113)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(1,295)		(890)

Acquisitions and disposals
Purchase of subsidiary undertakings	—		(70,908)
Net cash acquired	—		3,086

		—		(67,822)

Financing
Issue of ordinary share capital	—		30,007
Debt due within one year:
(Decrease)/Increase in short-term borrowing	(2,702)		18,259
Repayment of secured loan	(5,000)		(1,500)
Debt due after more than one year:
New secured loan repayable in instalments over a 5 year period	—		25,000

		(7,702)		71,766

Notes (continued)
25 Analysis of net debt

	Unaudited
	At beginning		Non-cash	At end of
	of year	Cash flow	movement	year
	£000	£000	£000	£000
Cash in hand, at bank	2,442	2,787	—	5,229

Debt due after one year	(22,672)	5,000	(197)	(17,869)
Debt due within one year	(19,086)	2,702	—	(16,384)

Total	(39,316)	10,489	(197)	(29,024)

26 Related party disclosures
During the year the Group entered into transactions with companies in the groups headed by Constellation Brands Inc. and Punch Taverns plc. All transactions with related parties are at an arms length basis.
a) Transactions with the Constellation Brands Inc. group
•	The Group purchased goods of £186,658,000 (2008 unaudited: £164,363,000) and services of £4,041,000 (2008 unaudited: £3,289,000) from Constellation Brands Inc. group;

•	The Group made sales of £Nil (2008 unaudited: £Nil) to Constellation Brands Inc. group; and

•	The balance owing from the Group to Constellation Brands Inc. group at 28 February 2009 was £10,746,000 (2008 unaudited: £13,734,000).
b) Transactions with the Punch Taverns Plc group
•	The Group purchased goods of £Nil (2008 unaudited: £Nil) and services of £Nil (2008 unaudited: £Nil) from Punch Taverns Plc group;

•	The Group made sales of £11,263,000 (2008 unaudited: £15,825,000) to Punch Taverns Plc group; and

•	The balance owing from the Punch Taverns Plc group to the Group at 28 February 2009 was £2,909,000 (2008 unaudited: £563,000).
27 Ultimate parent undertakings
The Group is ultimately jointly owned by Constellation Brands Inc., a company incorporated in the United States of America, and Punch Taverns Plc, a company incorporated in England and Wales.

Notes (continued)
28	Summary of Significant Differences between Generally Accepted Accounting Practice Followed in the United Kingdom (UK GAAP) and Generally Accepted Accounting Principles in the United States of America (US GAAP).
The following reconciles net income and shareholders’ equity under UK GAAP as reported in the audited financial statements to the net income and shareholders’ funds determined under US GAAP, giving effect to the adjustments for the differences listed below. A reconciliation of the significant balance sheet accounts to the amounts determined under US GAAP as of 29 February 2008 and 28 February 2009 were as follows:

			Unaudited
		2009	2008
	Ref	£000	£000
Net (loss)/income in accordance with UK GAAP		(27,256)	2,940

Adjustments to conform with US GAAP:

Goodwill amortisation	b	3,149	2,886

Goodwill impairment	b	(11,283)	—

Deferred taxation:

On derivative financial instruments	e	—	—

Other	e	71	131

Net (loss)/income in accordance with US GAAP		(35,319)	5,957

			Unaudited
		2009	2008
	Ref	£000	£000
Shareholders’ equity in accordance with UK GAAP		35,684	62,940

Adjustments to conform with US GAAP:

Cumulative effect of prior year US GAAP adjustments		7,743	—

Additional goodwill recognised	a	—	5,248

Goodwill amortisation	b	3,149	2,886

Goodwill impairment	b	(11,283)	—

Derivative financial instruments	d	(638)	(725)

Deferred taxation:

On derivative financial instruments	e	179	203

Other	e	71	131

Shareholders’ equity in accordance with US GAAP		34,905	70,683

Notes (continued)
28	Summary of Significant Differences between Generally Accepted Accounting Practice Followed in the United Kingdom (UK GAAP) and Generally Accepted Accounting Principles in the United States of America (US GAAP). (continued)
A description of accounting differences between UK and US GAAP, that are material to the Group, is set out below:
          a. Accounting for the acquisition of the Matthew Clark (Holdings) Group
For UK GAAP, the formation of a joint venture through the acquisition of Matthew Clark Wholesale Limited, Forth Wines Limited and The Wine Studio Limited, was accounted for under acquisition accounting. Consequently, and as detailed in note 22, goodwill totalling £62,978,000 was recognised on acquisition, on 17 April 2007. However, only one book to fair value adjustment was identified at the transaction date, relating to a pension liability owed to Constellation Europe (Holdings) Limited, and discussed in section c. below. No subsequent adjustments have been made to fair value, at the transaction date, of either the consideration paid or the net assets acquired.
Under US GAAP, the acquisition does not meet the criteria for a business combination under FAS 141 “Business Combinations”. The transaction is instead accounted for as a joint venture arrangement. This would ordinarily result in the contributed assets being accounted for at fair value (see note 22). However, in the case of the Matthew Clark (Holdings) Limited group, the required accounting instead reflects a carryover basis using the values ascribed by Constellation Europe.
The carryover basis is required because the transaction does not meet the conditions for applying fair value accounting. Specifically, the contribution made by Punch Taverns (PGE) Limited was equal to the fair value of the of the non-cash assets contributed by Hertford Cellars Limited, less the cash received by Hertford Cellars Limited. The investment was not therefore equal to the value of the non-cash assets contributed. Furthermore, the cash investment did not remain in the joint venture for use in transactions with parties other than the venturers, but rather formed part of the cash received by Hertford Cellars Limited.
At the formation of the joint venture, net assets under UK GAAP and US GAAP differ. As detailed in note 22, under UK GAAP the purchase consideration is calculated as the cash consideration plus acquisition costs and the fair value of shares issued to the vendor. Under US GAAP, a carry over basis is used, as described above. As a result of this difference, upon formation of the joint venture net assets were £5,248,000 higher under US GAAP than under UK GAAP due to contributed goodwill. The pension liability was already reflected in the carried-over value of the assets and liabilities transferred.
          b. Brands, goodwill and other intangibles
All intangible assets acquired, under both UK and US GAAP, are capitalised in the balance sheet. The Group did not however, at the date of acquisition, hold any significant owned brands or intangible assets other than goodwill which fulfilled the required recognition criteria. Only goodwill on acquisition is therefore included in the Group’s consolidated balance sheet for both UK GAAP and US GAAP.
Under UK GAAP, a useful economic life of 20 years has been determined, over which amortisation is applied on a straight line basis. Amortisation of £3,149,000 was recognised in 2009 (2008 unaudited: £2,886,000). Under US GAAP, the goodwill is determined to have an indefinite useful life, and is therefore subject to an annual impairment review in lieu of amortisation. In the current year the impairment loss is £29,552,000 (2008 unaudited: £nil).
In accordance with SFAS 142 “Goodwill and Other Intangible Assets” the Group reviews its goodwill for impairment. This review takes place on a continual basis, with any resulting impairment loss being recognised annually, or sooner, if events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Group uses 31 December as its annual impairment test measurement date.

Notes (continued)
28	Summary of Significant Differences between Generally Accepted Accounting Practice Followed in the United Kingdom (UK GAAP) and Generally Accepted Accounting Principles in the United States of America (US GAAP). (continued)
          b. Brands, goodwill and other intangibles (continued)
The goodwill impairment test is a two step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognised for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cashflow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.
In the fourth accounting quarter of the year ended 28 February 2009, and pursuant to the Group’s accounting policy, the Group performed its annual goodwill impairment analysis. As a result, the Group concluded that the carrying amounts of goodwill assigned to the underlying investments exceeded their implied fair values and recorded an impairment loss.
Under UK GAAP the impairment booked was £29,552,000 and under US GAAP the impairment booked was £40,835,000. The difference between the two charges is £11,283,000 which is the sum of the annual amortisation charges booked under UK GAAP and the write off of the additional net assets of £5,248,000 as noted in note 28a.
In determining the implied fair value of the goodwill, the Group considered estimates of future operating results and cash flows, discounted using estimated discount rates. The decline in the implied fair value of the goodwill and resulting impairment losses were primarily driven by updated long-term financial forecasts, which showed lower estimated future operating results due to changes in market conditions. This reflected significant market deterioration during the fourth quarter of the year ended 28 February 2009, and did not result from any other triggering events during the year.
No instances of impairment were noted on the Group’s goodwill for the year ended 29 February 2008.
          c. Pensions and other post employment benefits
As detailed in note 20, the Group is committed to pay £1,250,000 per annum to the Matthew Clark Group Pension Plan for a 10 year period. This results from a group arrangement with Constellation Europe (Holdings) Limited, who bear the risk of remaining funding requirements of the plan. The £1,250,000 annual group commitment, being fixed by amount and timescale, is on a net indemnified basis and does not fundamentally represent a pension plan liability. On a consolidated basis under UK GAAP, the liability is recognised as a provision on a discounted basis since there is a specific obligation from the Group arising from the agreement between the Group and the joint venture parties. Under US GAAP, as a result of the agreement between the parties a liability equivalent to the discounted value of the commitment is transferred to the Group. Accordingly, no GAAP difference arises. Constellation Brands Inc. retains the gross funding liability.

Notes (continued)
28	Summary of Significant Differences between Generally Accepted Accounting Practice Followed in the United Kingdom (UK GAAP) and Generally Accepted Accounting Principles in the United States of America (US GAAP). (continued)
          d. Derivative financial instruments
The following table presents the fair value hierarchy for the Group’s financial assets and liabilities measured at fair value on a recurring basis as of 28 February 2009:
29 February 2008
Unaudited

		Significant
		other	Significant
	Quoted prices in	observable	unobservable
	active markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	£000	£000	£000	£000
Recurring Fair Value Measures
Liabilities:
Interest rate swap contracts	—	725	—	725

Total	—	725	—	725

28 February 2009

		Significant
		other	Significant
	Quoted prices in	observable	unobservable
	active markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	£000	£000	£000	£000
Recurring Fair Value Measures
Liabilities:
Interest rate swap contracts	—	1,363	—	1,363

Total	—	1,363	—	1,363

In the period since 17 April 2007, the Group has used derivative financial instruments for financial risk management purposes. Under UK GAAP for non public companies, changes in the fair value of interest rate derivatives are not recognised until realised. Under US GAAP, all derivatives are carried at fair value at the balance sheet date. These derivatives qualify for and are designated as cash flow hedges under US GAAP, and accordingly gains and losses are recognised in a cash flow hedging reserve. This treatment reduces the effect on the profit and loss account from gains and losses arising from changes in their fair values. Gains and losses arising from changes in fair value which do not qualify for US GAAP hedge accounting treatment are taken to the profit and loss account.
The fair values of the derivative financial instruments, as of 28 February 2009 and 29 February 2008, and as shown above, represent management’s best estimates of the amounts that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These estimates therefore reflect market-based rather then entity-specific measurement, as required within the framework provided by SFAS 157 “Fair Value Measurements”. The fair values are established, where available, using observable prices at the reporting date multiplied by the quantity held.

Notes (continued)
28	Summary of Significant Differences between Generally Accepted Accounting Practice Followed in the United Kingdom (UK GAAP) and Generally Accepted Accounting Principles in the United States of America (US GAAP). (continued)
          e. Taxation
UK GAAP requires that any deferred tax assets to be recognised on share based payments are reviewed and recognised based on the estimated future tax deduction, taking into account conditions, including the share price, existing at the balance sheet date. For equity classified awards, any shortfall between the FRS 20 “Share-based payment” expense and the estimated future tax deduction is taken to the profit and loss account. US GAAP does not however permit the revaluation of deferred tax assets on equity classified share based payments. The resulting difference in deferred tax arising is £71,000 (2008 unaudited: £131,000).
The difference in deferred tax on the adjustments is £179,000 (2008 unaudited: £203,000). This relates entirely to the difference in accounting treatment of derivative financial instruments, as described in note 28 (d).
          f. Statement of cashflows
The objectives and principles of statements of cash flows presented under US GAAP are similar to those used in preparing the Group’s combined statement of cash flows for UK GAAP under FRS 1 (revised 1996); however under US GAAP, FAS 95 requires only three categories of cash flows to be shown. In addition, FRS 1 includes overdrafts as cash and cash equivalents in arriving at a net cash balance and requires reconciliation of net debt movements.
For US GAAP, cash flows arising from taxation and returns on investment and servicing of finance under FRS 1 would be included as operating activities. Also, under FAS 95, capital expenditure and financial investment would be included as investing activity, and equity dividends paid would be classified as a financing activity. The table below presents the summary of the Group’s cash flows presented in accordance with the classifications used under US GAAP:

		Unaudited
	2009	2008
	£000	£000
Cash flow from operating activities	11,784	(612)
Cash flow from investing activities	(1,295)	(68,712)
Cash flow from financing activities	(7,702)	71,766

Increase in cash	2,787	2,442
Cash at beginning of year	2,442	—

Cash at end of year	5,229	2,442

The above cash flow includes outflows in respect of the following items:

Interest	(3,158)	(3,113)

Taxation	(2,345)	(1,087)
In 2008, cash flow from investing activities includes cash of £70.9 million paid out on the formation of the joint venture under which the assets and liabilities of Matthew Clark Wholesale Limited, Forth Wines Limited and The Wine Studio Limited were transferred into the Group. In addition to cash, non cash assets of approximately £35 million were exchanged as part of the formation.

Notes (continued)
28	Summary of Significant Differences between Generally Accepted Accounting Practice Followed in the United Kingdom (UK GAAP) and Generally Accepted Accounting Principles in the United States of America (US GAAP). (continued)
          g. Stocks/Inventories
Under UK GAAP inventories are measured at the lower of cost and net realisable value. In contrast under US GAAP inventories are recorded at the lower of cost and market. Where market value is less than cost, under US GAAP a normalised selling margin is factored into the write down made which is in contrast to UK GAAP. For the Group there is no significant difference between these methods.
          h. Accounting pronouncements not yet adopted
In December 2007, the FASB issued SFAS 141 (revised 2007) “Business Combinations”. Amongst other things SFAS 141(R) establishes principles and requirements for how the acquirer in a business combination (i) recognises and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired business, (ii) recognises and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Group is required to adopt SFAS 141(R) for all business combinations for which the acquisition date is on or after 1 March 2009. SFAS 141(R) will have an impact on accounting for business combinations once adopted, but the effect is dependent upon acquisitions at that time.
In December 2007, the FASB issued SFAS 160 “Non-controlling interests in Consolidated Financial Statements — An Amendment of ARB No. 51”. SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). In addition, SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. The Group is required to adopt SFAS 160 for financial years beginning 1 March 2009. The Group does not believe that the impact of the adoption of SFAS 160 will be material.
In April 2008, the FASB issued FASB Staff Position No. FAS 142-3 “Determination of the Useful Life of Intangible Assets”. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognised intangible asset under SFAS 142 “Goodwill and Other Intangible Assets”. The intent of FSP 142-3 is to improve the consistency between the useful life of a recognised intangible asset under SFAS 141(R) and the period of expected cashflows used to measure the fair value of the asset under SFAS 141(R) and other U.S. Generally Accepted Accounting Principles. FSP 142-3 is effective for the Group as of 1 March 2009. The Group does not believe that the impact of the adoption of SFAS 142-3 will be material.
On 30 December 2008, the FASB issued the Staff Position FSP FIN 48-3, which deferred for an additional year the effective date of Interpretation 48 (FIN 48) on accounting for uncertainty in income taxes for all non-public entities that have not already applied the Interpretation in a full set of annual financial statements and are not consolidated in a public company’s GAAP financial statements. The Staff Position establishing the new effective date extends the one-year deferral for non-public entities granted in February 2008. The new effective date is for periods beginning after 15 December 2008. The Group will evaluate the impact of the FIN 48 adoption for the next fiscal year, but does not have any uncertain tax positions, as defined in FIN 48, for the fiscal years presented above.

Notes (continued)
28	Summary of Significant Differences between Generally Accepted Accounting Practice Followed in the United Kingdom (UK GAAP) and Generally Accepted Accounting Principles in the United States of America (US GAAP). (continued)
          i. Leases
The accounting for lease rentals under US GAAP is determined by reference to four criteria:
•	Whether the present value of the minimum lease payments exceeds 90% of the fair value of the asset being leased.

•	Whether the lease term is equal to or greater than 75% of the estimated economic life of the asset being leased.

•	Whether the lease contains a bargain purchase option.

•	Whether the lease transfers ownership to the lessee at the end of the lease.
If any of these four criteria are met the lease is considered a capital lease under US GAAP.
The Group does not have any capital leases at 28 February 2009.
The Group leases one depot property from a related party, Constellation Europe Limited. The lease expires in 2026, and has been classified as an operating lease. Total annual rent expense associated with this lease was £985,000, for both the years ended 28 February 2009.
For the Group there is no significant difference between UK GAAP and US GAAP.
          j. Statement of comprehensive income

			Unaudited
	2009	2009	2008	2008
	£000	£000	£000	£000
Net (loss)/income		(35,319)		5,957
Other comprehensive loss, net of tax:
Unrealised loss on securities	(459)		(522)

Other comprehensive loss		(459)		(522)

Comprehensive (loss) / income		(35,778)		5,435

Notes (continued)
29	Summary of Other Significant Disclosure Differences between Generally Accepted Accounting Principles Followed in the United Kingdom (UK GAAP) and Generally Accepted Accounting Principles in the United States of America (US GAAP).
Disclosures not included within notes 1 to 28, but which are required under US GAAP, are set out below:
     a. Significant Risks and Uncertainties Including Business and Credit Concentration
The Group takes a moderate approach to risk, taking appropriate mitigation over legal, regulatory and financial exposures. It uses a consistent documented approach in its treatment of financial risk and debtor exposure.
There are well documented uncertainties over both the economic outlook and the impact of any downturn on consumer spend. The Group has seen declines in many of its key markets over the course of the last year. Regular management review and strategic exercises seek to identify those areas of risk and uncertainty that need to be addressed and put in place appropriate actions to mitigate them.
The on premise trade, or sales to customers licensed to sell alcohol, has suffered as a result of the economic slow down during the year, with volumes down by 2.6% compared to last year. Sales however have increased, with reported sales up by 18% on last year, and up 3.7% on a like for like basis. The increase is due to a combination of supplier price and duty increases, and the impact of sterling weakness on costs of imported goods.
Distribution costs are up on last year due to the increased cost of haulage and associated costs. This was offset by a reduction in administration costs (excluding impairment) through tight cost control.
Over the course of the period there have been a number of continuing trends within the UK on premise trade. The economic weakness has impacted consumer spend and the trade has seen a decline in both the number of outlets and also the number of customer visits. Most operators have reported lower footfall and customer spend, with a decline in drinks spending being offset by increase in food volumes. There has been a consistent move to value offerings in many operators. All product sectors in the market have seen decline which accelerated in the closing part of 2008.
The market remains depressed and there is a cautious outlook across the trade. There remain opportunities for quality operators and outlets and accordingly the Group is being selective as to the business that it pursues.
The Group has no customer concentrations in excess of 10%.
Recent worldwide and domestic economic trends and financial market conditions could adversely impact financial performance.
As widely reported, the worldwide and domestic economies have experienced adverse conditions and may be subject to further deterioration for the foreseeable future. We are subject to risks associated with these adverse conditions, including economic slowdown and the disruption, volatility and tightening of credit markets.
In addition, this economic situation could adversely impact our major suppliers, distributors and retailers. The inability of suppliers, distributors or retailers to conduct business or to access liquidity could impact our ability to distribute our products. We have a committed credit facility available to us. While to date we have not experienced problems with accessing these facilities, to the extent that the financial institutions that participate in these facilities were to default on their obligation to fund, those funds would not be available to us.
The timing and nature of any recovery in the financial markets remains uncertain, and there can be no assurance that market conditions will improve in the near future. A prolonged downturn, further worsening or broadening of the adverse conditions in the worldwide and domestic economies could affect consumer spending patterns and purchases of our products, and create or exacerbate credit issues, cash flow issues and other financial hardships for us and for our suppliers, distributors, retailers and consumers. Depending upon their severity and duration, these conditions could have a material adverse impact on our business, liquidity, financial condition and results of operations. The Group is unable to predict the likely duration and severity of the current disruption in the financial markets and the adverse economic conditions in its major markets.

Notes (continued)
29	Summary of Significant Disclosure Differences between Generally Accepted Accounting Principles Followed in the United Kingdom (UK GAAP) and Generally Accepted Accounting Principles in the United States of America (US GAAP). (continued)
     a. Significant Risks and Uncertainties Including Business and Credit Concentration (continued)
Indebtedness could have a material adverse effect on financial health.
We have incurred substantial indebtedness to finance the formation of the joint venture from a US GAAP perspective. Our ability to satisfy our debt obligations outstanding from time to time will depend upon our future operating performance. We do not have complete control over our future operating performance because it is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors. We cannot be sure that our business will generate sufficient cash flow from operations to meet all of our debt service requirements and to fund our capital expenditure requirements.
Our current and future debt service obligations and covenants could have important consequences for the business. These consequences include, or may include, the following:
•	Our ability to obtain financing for future working capital needs or acquisitions or other purposes may be limited;

•	Our funds available for operations, expansion or distributions will be reduced because we will dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our indebtedness;

•	Our ability to conduct our business could be limited by restrictive covenants; and

•	Our vulnerability to adverse economic conditions may be greater than less leveraged competitors and, thus, our ability to withstand competitive pressures may be limited.
Our credit facility contains restrictive covenants and provisions. These covenants and provisions affect our ability to engage in changes of control and engage in certain other fundamental changes. Our senior credit facility also contains restrictions on our ability to make acquisitions and certain financial ratio tests, including a debt coverage ratio and an interest coverage ratio. These restrictions could limit our ability to conduct business. If we fail to comply with the obligations contained in the credit facility, we could be in default under such agreements, which could require us to immediately repay the related debt and also debt under other agreements that may contain cross-acceleration or cross-guarantees.
     b. Cash and cash equivalents
The Group considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Notes (continued)
29	Summary of Significant Disclosure Differences between Generally Accepted Accounting Principles Followed in the United Kingdom (UK GAAP) and Generally Accepted Accounting Principles in the United States of America (US GAAP). (continued)
     c. Leases
Commitments under non-cancellable operating leases are as follows:

			Unaudited
	2009		2008	Unaudited
	Land and	2009	Land and	2008
	Buildings	Other	Buildings	Other
	£000	£000	£000	£000
Operating lease payments:
Payable not later than 1 year	2,718	2,885	3,296	2,565
Payable later than 1 year not later then 5 years	8,740	6,536	12,035	5,307
Payable later than 5 years	15,808	18	28,032	28

	27,266	9,439	43,363	7,900

The Group has no leases that qualify as capital leases under US GAAP.
     d. Long-Lived assets
In accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.
There were no events or changes in circumstances that indicated that the carrying amount of long-lived assets were not recoverable for the years ended 28 February 2009 or 29 February 2008.
     e. FAS 157 Fair Value Measurements
The Group has adopted the provisions FASB Statement No. 157, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after 15 November 2008 for all non-financial assets and non-financial liabilities that are recognised or disclosed at fair value in the financial statements on a non-recurring basis.

Notes (continued)
29	Summary of Significant Disclosure Differences between Generally Accepted Accounting Principles Followed in the United Kingdom (UK GAAP) and Generally Accepted Accounting Principles in the United States of America (US GAAP). (continued)
     e. FAS 157 Fair Value Measurements (continued)
From 1 March 2009, the Group will be required to apply the provisions of Statement 157 to fair value measurements of non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Group is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.
     f. Taxation
The differences between the total tax on (loss)/profit on ordinary activities shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax, is as follows:

		Unaudited
	2009	2008
	£000	£000
Total tax reconciliation

(Loss)/profit on ordinary activities before tax	(24,711)	6,179

Total tax at the standard rate of corporation tax in the UK 28.17% (2008 unaudited: 30%)	(6,961)	1,854
Effects of:
Expenses not deductible for tax purposes	9,539	1,146
Adjustments in respect of prior periods	(33)	222
Rate change to 28%	—	17

Total tax on (loss)/profit on ordinary activities (see above)	2,545	3,239

All (loss)/profit before taxes was derived from continuing operations in the UK.
There is no unrecognised deferred tax in either period.

Notes (continued)
29	Summary of Significant Disclosure Differences between Generally Accepted Accounting Principles Followed in the United Kingdom (UK GAAP) and Generally Accepted Accounting Principles in the United States of America (US GAAP). (continued)
     f. Taxation (continued)
The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at 28 February 2009 and 29 February 2008 are presented below:

		Unaudited
	2009	2008
	£000	£000
Deferred tax assets

Unrealised loss on derivatives	179	203
Employee benefits	2,338	2,928

Total gross deferred tax assets	2,517	3,131
Less valuation allowance	—	—

Net deferred tax assets	2,517	3,131

Deferred tax liabilities
Plant and equipment, principally due to differences in depreciation	(396)	(332)

Total gross deferred tax liabilities	(396)	(332)

Net deferred tax assets	2,121	2,799

The split of deferred tax assets between current and long-term at 28 February 2009 and 29 February 2008 are presented below:

		Unaudited
	2009	2008
	£000	£000
Current	139	450
Long-term	1,982	2,349

Net deferred tax assets	2,121	2,799